SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*

                           Tintic Gold Mining Company

 --------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share

  --------------------------------------------------------------------
                        (Title of Class of Securities)

                                   887645109

  --------------------------------------------------------------------
                                (CUSIP Number)

                   John Michael Coombs, Esq.
                      MABEY & COOMBS, L.C.
              3098 South Highland Drive, Suite 323
                   Salt Lake City, Utah 84106
                         (801) 467-2021

  --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               March 10, 2004
  --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-----------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1.      Edward H. Hall, Sr.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Not Applicable
-----------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2. (a)  [_]

      (b)   [X]  The Reporting Person is not a member of any group.

-----------------------------------------------------------------------
      SEC USE ONLY
 3.
         OO
-----------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
         00
-----------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

5.   [_]

----------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
         United States of America

-----------------------------------------------------------------------
      SOLE VOTING POWER
7.
          57,556
-----------------------------------------------------------------------
      SHARED VOTING POWER
8.
            0
-----------------------------------------------------------------------
      SOLE DISPOSITIVE POWER
9.
          57,556
-----------------------------------------------------------------------
      SHARED DISPOSITIVE POWER
10.
            0
----------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
         57,556 common capital shares
-----------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12.   [_]

-----------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
         5.7%
-----------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     IN

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Tintic Gold Mining Company, a Utah Corporation (the "Issuer"). The principal executive office of the Issuer is located at 3131 Teton Drive, Salt Lake City, Utah 84109.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) This statement on Schedule 13D is filed by Edward H. Hall, Sr. ("Reporting Person"). The Reporting Person's business address is 252 West Cottage Avenue, Sandy, Utah 84070. The Reporting Person has acted as a consultant to the Issuer, a company engaged in mining exploration. Prior to obtaining these shares in a recently filed S-8 registration statement, the Reporting Person has only owned 2,000 shares of the Issuer.

     (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)    The Reporting Person is a citizen of the U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In consideration for consulting fee services rendered the Issuer during 2003, the Issuer's Board of Directors voted, in April 2003, to issue the Reporting Person a total of 55,556 shares at such time as an S-8 registration statement was filed by the Issuer. The Reporting Person's acquisition of these 55,556 shares was disclosed in the Issuer's last Form 10-KSB, including the fact, in Item 11 thereof, that this issuance would bring the Reporting Person's stock holdings above 5% of the total number of then-issued and outstanding shares. On or after March 9, 2004, after the Issuer filed its S-8 registration statement, the Reporting Person obtained, or shall obtain, physical possession of the 55,556 shares. Prior to the Reporting Person's physical obtaining of such 55,556 shares in March 2004, the Reporting Person has owned and held only 2,000 shares of the Issuer since approximately early 2002. See Item 2(a)-(c) above. The Reporting Person has consistently owned and held such 2,000 shares or what was then far less than 5% of the Issuer's total number of issued and outstanding shares. The certificate representing the shares now acquired by the Reporting Person, namely, the 55,556 shares (with the exception of the additional 2,000 shares acquired by the Reporting Person in the public market in 2002 as described above and in Item 5(c) below), bear or are imprinted with a "control person" legend.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired 55,556 the above-mentioned shares of Common Stock pursuant to an S-8 registration statement recently filed on EDGAR. As described in Item 3 above, the Common Stock was acquired pursuant to a written consent of directors and was earned for services rendered the Issuer during 2003. It was also acquired pursuant to the Issuer's 2003 Stock Option/Stock Issuance Plan. The certificate representing the 55,556 shares so acquired is or will be stamped or imprinted with a "control person" or typical S-8-type legend.

     The Reporting Person intends to review on a continuing basis his investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.

     The Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The table below sets forth the aggregate number of shares and percentage of the Issuer's outstanding shares beneficially owned by the Reporting Person.


Reporting Person    Number of Shares      Percentage of     Citizenship
                                           Total
------------------------------------------------------------------------------

Edward H. Hall, Sr.        57,556          5.7%            U.S.A.



     (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) by and between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.               DESCRIPTION
------------               -----------

None                     N/A


Reference is made to the Issuer's Form 10-KSB and S-8 registration statement filed with the Commission on or about March 10, 2004 and which discloses the issuance of 55,556 shares to the Reporting Person on such Form S-8.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

                                            Date:  March 10, 2004


                                            /s/Edward H. Hall, Sr.
                                            ------------------------
                                            Edward H. Hall, Sr.
                                            Reporting Person